Exhibit 99.1  Press release


January 27, 1997

                      For Further Information Contact:
                      David M. Bradley
                      Chairman, President & Chief Executive Officer North Central Bancshares, Inc.
                      825 Central Avenue
                      Fort Dodge, Iowa 50501
                      Phone:  (515) 576-7531

               NORTH CENTRAL BANCSHARES, INC. ANNOUNCES EARNINGS
                                (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc., (the "Company") the holding company for First Federal Savings Bank of Fort Dodge (the "Bank"), announced today that the Company earned $970,000, or $0.27 per share for the fourth quarter of 1996. This compares to net income of $667,000, or $0.17 per share during the fourth quarter of 1995. For the year ended December 31, 1996, net earnings were $3,133,000, or $0.82 per share, after posting the one-time SAIF special assessment, as compared to $2,461,000 or $0.63 per share for the corresponding period a year ago, an increase of $672,000 or 27.3%. The Company earned $3,645,000, or $0.96 per share during the year ended December 31, 1996, before posting the SAIF special assessment.

David M. Bradley, President and Chief Executive Officer said, "While the special recapitalization assessment adversely impacted earnings for the year ended December 31, 1996, the short-term impact of this assessment is outweighed by the long-term benefit of significantly reduced deposit insurance premiums for well capitalized institutions such as First Federal."

On March 20, 1996, First Federal Savings Bank completed a reorganization from a mutual holding company form of organization to a stock holding company form of organization. Pursuant to this transaction, the Bank became a wholly-owned subsidiary of North Central Bancshares, Inc. and the Company replaced the Bank as the issuer listed by The Nasdaq Stock Market. In addition to the exchange of the Bank's common stock for 1,385,590 shares of the Company's stock, the Company sold 2,625,467 shares of stock in a subscription offering. This stock offering resulted in net proceeds for the Company of $25.4 million.

Total assets at December 31, 1996 reached $203.1 million as compared to $179.9 at December 31, 1995. The primary reason for the $23.2 million or 12.9% increase in total assets was the $25.4 million in net proceeds received from the offering.

Securities increased $2.8 million, or 11.8%, and net loans increased $18.0 million, or 12.1% from December 31, 1995. Deposits increased $3.0 million, or 2.4% from December 31, 1995.

Nonperforming assets were 0.15% of total assets as of December 31, 1996 compared to 0.23% as of September 30, 1996 and 0.17% as of December 31, 1995. The allowance for loan losses was to $2.0 million or 1.14% of total loans at December 31, 1996, compared to $1.7 million or 1.15% of total loans at December 31, 1995.

The net interest margin for the year ended December 31, 1996 was 4.33% compared to 3.66% for the corresponding year in 1995 . Net interest income for the year ending December 31, 1996 was $8.2 million, an

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

increase of 34.4% from $6.1 million for the corresponding period last year. Interest income for the year ended December 31, 1996 increased $1.9 million, or 14.8%, compared with the corresponding period in 1995, due primarily to increased average balances of interest-earning assets. Interest expense decreased $150,000 or 2.1%, when comparing the year ended December 31, 1996 with the corresponding period of 1995. The decrease in interest expense was due primarily to a decrease in the cost of interest-bearing deposits and the decrease in the average balances of borrowed funds, offset by an increase in the average balances of interest-bearing deposits.

The Bank's provision for loan losses was $240,000 and $250,000, for the years ended December 31, 1996 and 1995, respectively. The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectiblity of the Bank's loan portfolio.

Noninterest income increased $191,000 or 11.2% and noninterest expense, which included the one-time SAIF special assessment, increased $1.3 million or 35.0%, for the year ended December 31, 1996 compared to the corresponding period of 1995. Noninterest income, excluding the gain on sale of securities available for sale, increased $359,000 or 23.6%, and noninterest expense, excluding the one-time SAIF special assessment, increased $463,000 or 12.7%, for the year ended December 31, 1996 as compared to the corresponding period of 1995.

Stockholders' equity was $49.2 million at December 31, 1996, compared to $29.9 million at December 31, 1995. Book value, or stockholders' equity, per share at December 31, 1996 was $14.36 and was $7.45 at December 31, 1995. The Company repurchased 581,602 shares of its common stock during the fourth quarter of 1996. The shares were repurchased at an average cost of $13.39 per share, which was primarily funded by an increase in borrowed funds for the quarter ended December 31, 1996. The ratio of stockholders' equity to total assets was 24.2% at December 31, 1996, as compared to 16.6% for the corresponding date in 1995.

North Central Bancshares, Inc. serves north central Iowa at 4 full service locations in Fort Dodge, Nevada and Ames, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Fort Dodge, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

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


FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and share data)    December 31, 1996   December 31, 1995
                                                           ------------------  ------------------
Assets
 Cash and cash equivalents                                        $    3,937          $    3,071
 Securities available for sale                                        23,104               7,799
 Securities held to maturity (Market value
    $3.5 million and $16.2 million, respectively)                      3,500              15,995
 Loans (net of allowance of loan loss of $2.0 million
    and $1.7 million, respectively)                                  165,831             147,872
 Other Assets                                                     $    6,721          $    5,193
                                                                  ----------          ----------
    Total Assets                                                  $  203,093          $  179,930
                                                                  ==========          ==========
Liabilities
 Deposits                                                         $  129,722          $  126,672
 Other borrowed funds                                                 22,335              21,940
 Other liabilities                                                     1,801               1,418
                                                                  ----------          ----------
    Total Liabilities                                                153,858             150,030

Stockholders' Equity                                                  49,235              29,900
                                                                  ----------          ----------
    Total Liabilities and Stockholders' Equity                    $  203,093          $  179,930
                                                                  ==========          ==========
Stockholders' equity to total assets                                   24.24%              16.62%
                                                                  ==========          ==========
Book value per share                                              $    14.36          $     7.45*
                                                                  ==========          ==========
Total shares outstanding                                           3,429,455           4,011,057
                                                                  ==========          ==========

*Book value per share has been calculated assuming 4,011,057 shares of common stock had been outstanding as of December 31, 1995.

Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)                For the Three Months                        For the Year
                                                               Ended December 31                       Ended December 31,
                                                          1996                1995                 1996                1995
                                                   ------------------  -------------------  ------------------  -------------------
Interest income                                               $3,953               $3,552             $15,090              $13,148
Interest expense                                               1,812                1,923               6,929                7,079
                                                              ------               ------             -------              -------
   Net interest income                                         2,141                1,629               8,161                6,069
Provision for loan loss                                           60                   60                 240                  250
                                                              ------               ------             -------              -------
   Net interest income after provision for loan                2,081                1,569               7,921                5,819
    loss
Noninterest income                                               489                  400               1,880                1,521
Gain on the sale of securities available for sale                 --                   --                  14                  182
One-time SAIF special assessment                                  --                   --                 817                   --
Noninterest expense                                            1,066                  942               4,121                3,658
                                                              ------               ------             -------              -------
   Income before income taxes                                  1,504                1,027               4,877                3,864
Income taxes                                                     534                  360               1,744                1,403
                                                              ------               ------             -------              -------
   Net income                                                 $  970               $  667             $ 3,133              $ 2,461
                                                              ------               ------             -------              -------

Earnings per share                                            $ 0.27               $ 0.17             $  0.82              $  0.63
                                                              ======               ======             =======              =======

Selected Financial Ratios

                                                                  For the Three Months                         For the Year
                                                                    Ended December 31                        Ended December 31
                                                                1996                 1995                1996                 1995
                                                              ------               ------             -------              -------
Performance ratios: (annualized)
   Net interest spread                                          3.00%                2.86%               3.01%                2.75%
   Net interest margin                                          4.33%                3.73%               4.33%                3.66%
   Return on average assets                                     1.91%                1.49%               1.62%                1.48%
   Return on average equity                                     7.18%                9.01%               6.30%                8.78%
   Efficiency ratio (noninterest
     expense divided by the sum of net
     income before provision for loan
     losses plus noninterest income)                           40.53%               46.44%              49.11%               46.48%

                                                   December 31, 1996   September 30, 1996   December 31, 1995
                                                   -----------------   ------------------   -----------------
Asset Quality Ratios:
   Nonaccrual loans to total net loans                   0.11%                0.18%               0.12%
   Nonperforming assets to total assets                  0.15%                0.23%               0.17%
   Allowance for loan losses as a
      percent of total loans receivable                  1.14%                1.16%               1.15%

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